EX-99.d.7.ii

AMENDMENT #2 TO SUB-ADVISORY AGREEMENT

     THIS AMENDMENT #2 (“Amendment”) to the Sub-Advisory Agreement (“Agreement”) dated July 1, 2005, by and between Mercer Global Investments, Inc., a Delaware Corporation (the “Advisor”) and Western Asset Management Company, a California corporation (the “Sub-Advisor”), is made effective this 1st day of April, 2009.

RECITALS

     WHEREAS, the Sub-Advisor manages an allocated portion of the assets of the MGI Core Opportunistic Fixed Income Fund, a series of the MGI Funds (the “Trust”) under the Agreement, and the Sub-Advisor and the Advisor wish to amend the Agreement.

     WHEREAS, the Agreement provides that the parties may mutually agree to supplement or amend any provision of the Agreement;

AGREEMENT

     NOW THEREFORE, in consideration of the promises and mutual agreements set forth herein, the parties hereby agree to amend the Agreement, as follows:

1.	Exhibit A, the Fee Schedule of the Agreement is hereby deleted in its entirety and replaced with Exhibit A to this Amendment.

2.	All other terms and provisions of the Sub-Advisory Agreement shall remain in full force and effect, except as modified hereby.

Mercer Global Investments, Inc.	Western Asset Management Company

By: /s/ Denis Larose	By:	/s/Barbara L. Ziegler
Name: Denis Larose		Name: Barbara L. Ziegler
Title: Chief Investment Officer		Title: Head of Client Service and
Marketing Support

EXHIBIT A

SUB-ADVISORY AGREEMENT
BETWEEN
MERCER GLOBAL INVESTMENTS, INC.
AND
WESTERN ASSET MANAGEMENT COMPANY

April 1, 2009

MGI CORE OPPORTUNISTIC FIXED INCOME FUND

FEE SCHEDULE

ASSETS	ANNUAL FEE

On first $300 Million	0.20%
On next $200 Million	0.15%
On assets over $500 Million	0.10%

Global Fee Arrangement: The parties hereto agree that, unless restricted by law or regulation, the fee schedule set forth herein shall apply to all relationship assets relating to portfolios of Mercer Global Investments, Inc. and its affiliates (collectively, “MGI” or the “Advisor”) managed by the Sub-Advisor and each of its affiliates. For the purpose of determining “relationship assets,” all MGI portfolios managed by the Sub-Advisor and its affiliates worldwide (collectively, “Sub-Advisors Assets”) will be added together and applied against the fee schedule set forth herein.

Computation

As soon as practicable after the end of each calendar quarter, the Sub-Advisor shall send to the Advisor a calculation (the “Calculation”) in reasonable detail of the fee for the calendar quarter then ended as of the close of business on the last day of such calendar quarter. The Advisor may approve or disapprove the Calculation within ten (10) business days of its receipt. In the event that the Calculation has been accurately prepared in accordance with the terms of this Agreement, the Advisor shall pay the fee to the Sub-Advisor. In the event of a dispute between the parties regarding the accuracy of the Calculation, it is hereby agreed that all discussions in resolution of such dispute will be conducted promptly and in good faith.

The foregoing fee shall be accrued for each calendar day and the sum of the daily fee accruals shall be paid quarterly in arrears by the Advisor to the Sub-Advisor as described herein. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the applicable annual rate set forth in the schedule above and multiplying this product by the net assets of the Sub-Advisors Assets, as determined in accordance with the Prospectuses as of the close of business on the previous business day on which the Trust was open for business. If this Agreement is terminated prior to the end of any calendar quarter, the fee shall be prorated for the portion of any quarter in which this Agreement is in effect according to the proportion which the number of calendar days, during which this Agreement is in effect, bears to the number of calendar days in the quarter.